Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO ITS MANAGERS ON AUGUST 29, 2006

Managers in the Know Newsflash: New Q&A Posted

For Internal Distribution Only

McDATA Managers,

As part of our efforts to keep Team Members informed, a new Q&A is now available on the Deal News Central Web site. Again, this Q&A addresses answers some of the questions Team Members have around their stock options and what will happen to them after the deal closes.

As leaders, it’s important for you to communicate regularly with your teams. We encourage you to review the Q&A and address the answers with your Team Members. We will send out a formal notification to all Team Members on Thursday (Aug. 31) letting them know that the Q&A is available.

The new Q&A is attached. It will also be posted in the Deal News Central eRoom on Thursday.

If you or your Team Members have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of

Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Additional Questions and Answers

Published Aug. 29, 2006

Q: Where can I find how many stock options I have and what their vesting schedule is?

A: You may log on to Deutsche Bank’s Web site at www.optionselect.db.com to view your options. Note: You will need your PIN to access the site. If you are unable to locate your PIN, you can have it reset by following the directions located here.

Q: What happens to my stock options if I’m separated from the company?

A: If you leave McDATA (voluntary or involuntary), you can exercise your vested stock options up to three (3) months after your last day on payroll. Any unvested options will be forfeited.

Q: I have 5,000 stock options that were granted in June 2004 at $4.64. What happens to those options at the close of the deal? What happens to them if I’m let go?

A: If the deal closes when it’s tentatively scheduled (late January, at the end of Brocade’s first quarter 2007), all of your McDATA stock options will be converted to Brocade stock options. Using the conversion formula, you’ll have 3,750 stock options in Brocade at a grant price of $6.19. Given our vesting schedule on the June 2004 grant (a two-year vesting period for this grant), your options are currently vested and will remain so. If you are separated, you’ll be able to exercise any vested stock options you may have within three (3) months after your last day on payroll. Any unvested options will be forfeited.

Q: I am a new hire and my options have yet to be recommended to the McDATA Board of Directors. Will I still get them and will they be McDATA options or Brocade options?

A: Any McDATA stock options you were offered as part of the new hire process will be put forth to the McDATA Board of Directors for approval. If approved, they will be McDATA class B stock options.

Q: If stock options are granted to me before the deal closes, will they be in McDATA stock?

A: Any stock options that will be granted between now and the close of the deal will be granted in McDATA stock.

Q: Will any vested stock options be immediately terminated at the close of the deal?

A: No. Team Members vested/unvested stock options will be converted to Brocade stock options at the close of the deal.

Q: Can the company provide a session on what to do with unexercised stock options?

A: Each individual Team Member needs to weigh their own situation to determine when and if they should exercise vested stock options. We strongly encourage you to work with your own personal financial planners on what’s best for you given your situation.

Q: What is the current vesting schedule for McDATA stock options?

A: Vesting currently varies depending on your grant. In most cases the vesting schedule is 25 percent per year over a four-year period. Please refer to your grant for your specific vesting schedule.

Q: My vested stock options are currently “under water.” What will happen to them?

A: Once the deal closes, all vested and unvested stock options, including those that are “under water” will be converted to Brocade stock options using the conversion formula (.75 options in Brocade stock for each option in McDATA stock).

Q: I understand the exercise price for McDATA stock options, but what will be the value of Brocade stock after the acquisition? If I currently have with 1,000 shares of McDATA stock, I will have 750 shares of Brocade stock after the acquisition. Will this stock be worth whatever the Brocade price is after acquisition, or does some other calculation apply like it does for the exercise price?

A: It is difficult to determine what the value of Brocade stock will be after the acquisition. However, it is very likely that, immediately prior to closing the acquisition, the value of McDATA stock will be approximately 75 percent of the value of Brocade stock. For example, if Brocade stock is trading at $5.00 per share immediately prior to the acquisition, McDATA shares will likely be trading around $3.75 per share. In this example, if an employee owned 1,000 shares of McDATA stock immediately prior the acquisition that would be worth $3,750. Those shares would be converted into 750 shares of Brocade stock, and at $5.00 per share, that would also be worth $3,750. The bottom line is that the total value of the McDATA shares you own immediately prior to the acquisition should be roughly equivalent to the total value of the Brocade shares you own immediately after the acquisition. The conversion of the stock amounts will follow the predetermined conversion formula.

Q: As part of the deal, why were McDATA class A and class B stock treated the same when they were consistently traded at different values? It seems one was always 20 to 30 cents higher.

A: McDATA has two classes of shares outstanding — class A and class B. The only difference between the two share classes has to do with voting rights — Class A shareholders receive one vote per share, while class B shareholders only receive 1/10 vote per share. Beyond voting rights, the economic ownership in McDATA is identical between the two share classes.

For example, a stockholder that owns 100 shares of class A stock has the same economic ownership in McDATA as a stockholder that owns 100 shares of class B stock. For that reason, the economic consideration for the two share classes was the same in this transaction. The main reason that the share classes have traded at different prices has more to do with the liquidity of the shares. There are many more class A shares outstanding than class B shares. Because there are relatively few class B shares, the liquidity of the class B shares is reduced, and they often trade at a discount to the class A shares. This is a technical factor, and really has nothing to do with the economic value of the shares.

Additionally, the company’s certificate of incorporation requires the class A and class B shares to be treated the same in a merger or acquisition.

Q&A Update Revision

The Q&A below was recently revised to reflect the end of Brocade’s first fiscal quarter of 2007.

Q: The press release said the deal is expected to be completed as soon as Brocade’s first fiscal quarter of 2007. When is that? I’m not familiar with Brocade’s quarterly schedule.

A: The deal may be completed as early as the end of Brocade’s first fiscal quarter of 2007, which officially ends on Jan. 27, 2007.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.